FOR IMMEDIATE RELEASE	Exhibit 99.2 For Additional Information Contact: Robert Lentz (614) 876-2000

SUPERCONDUCTIVE COMPONENTS, INC. REPORTS

IMPROVED FIRST QUARTER 2007 RESULTS

COLUMBUS, Ohio (May 3 2007) Superconductive Components, Inc. (OTC Bulletin Board: SCCI), dba SCI Engineered Materials, a manufacturer of high quality sputtering targets for select markets in the physical vapor deposition industry, today announced results for the three months ended March 31, 2007. The first quarter 2007 highlights versus the same period last year included:

•	Total revenues more than doubled to approximately $2.5 million.

•	Gross profit rose 68% to approximately $0.5 million.

•	Net income per diluted share after dividends on preferred stock was $0.01 versus a net loss of $(0.02).

•	Backlog increased fourfold to $3.3 million at March 31, 2007 compared to the same date in 2006.

Dan Rooney, Chairman, President and Chief Executive Officer, stated, “Our first quarter performance included strong sales growth, higher gross profit and profitability. The results benefited from a significant increase in orders during the first three months of this year and we ended the quarter with solid backlog. As previously disclosed, we recently ordered new equipment to increase development activities and also scale our capacity to manufacture higher volumes of products for the solar and thin film battery markets. We are pleased with the solid start to the year and look forward to further progress this year as we focus on sound execution of our growth strategy.”

Mr. Rooney continued, “During the first quarter we added resources to complement activities that were initiated during the fourth quarter of 2006 to develop our presence in niche markets of the semiconductor industry. We are encouraged by initial indications of interest for our products in these markets and plan to increase SCI’s marketing and sales efforts throughout 2007.”

First Quarter 2007 Results

Total revenues increased 104% to $2,454,009 for the first quarter 2007 from $1,200,623 for the same period last year due to solid growth in photonics/optical and thin film battery products. A portion of the revenue increase is related to a high value commodity whose price can fluctuate over market cycles and is fully reflected in the Company’s selling prices.

Gross profit rose to $458,580 for the first quarter 2007 from $272,973 last year. The 68% increase in gross profit and improved operating efficiencies were partially offset by the higher amount of commodities purchased during the first quarter 2007, which have a lower gross profit than the Company’s overall gross margin. As a result, the Company’s gross profit margin on product revenue was 18.7% for the first quarter 2007 compared to 21.4% a year ago.

General and administrative expense was $236,596 for the first quarter 2007 versus $212,730 the prior year. Approximately 79% of the year-over-year increase in general and administrative expense was attributable to recognition of stock based compensation expense, which was primarily non-cash. Selling expense was $97,402 for the first quarter 2007 compared to $68,103 a year ago. Key factors contributing to the increase include additional resources added in the fourth quarter 2006, which are supporting increased marketing activity and higher product sales.

Research and development expenses increased to $63,164 for the first quarter 2007 compared to $47,176 the prior year. The Company conducted additional research and development with key customers during the first quarter 2007, especially in areas related to its solar and thin film battery markets.

The Company achieved net income after dividends on preferred stock of $61,316, or $0.01 per diluted share, for the three months ended March 31, 2007 versus a net loss of $(53,273), or $(0.02) per share, on a comparable basis last year. The number of fully diluted shares increased approximately 23% to 4.2 million from 3.4 million for the same period last year. The difference represents common stock equivalents, which were anti-dilutive in the first quarter 2006 due to the net loss.

About Superconductive Components, Inc.

Superconductive Components, Inc., dba SCI Engineered Materials, manufactures ceramics and metals for advanced applications such as thin film batteries, superconductors, and advanced optical systems. SCI Engineered Materials also provides materials for thin film applications used in photovoltaic, electronic switches, hardness and decorative coatings. SCI Engineered Materials is a global materials supplier with clients in more than 40 countries. Additional information is available at

http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding further progress in 2007 and plans to increase SCI’s marketing and sales efforts throughout 2007. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, anticipate sequential quarter growth in revenue and net income, plans to add more equipment in 2007, gradually enter additional niche markets, further improvement in the Company’s financial results in 2007 (paragraph 3), the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006. One or more of these factors have affected, and could in the future affect, the Company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.